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As filed with the Securities and Exchange Commission on July 3, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

JETBLUE AIRWAYS CORPORATION
(Exact name of registrant as specified in charter)

Delaware	87-0617894
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

118-29 Queens Boulevard
Forest Hills, New York 11375
(718) 709-3026
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

James G. Hnat
General Counsel
118-29 Queens Boulevard
Forest Hills, New York 11375
(718) 709-3026
(Name, address, including zip code, and telephone number,
including area code, of agent for service of process)

With copies to:

Richard F. Langan, Jr.	Joel S. Klaperman
Bruce E. Rosenthal	Shearman & Sterling LLP
Nixon Peabody LLP	599 Lexington Avenue
437 Madison Avenue	New York, New York 10022
New York, New York 10022	(212) 848-4000
(212) 940-3000

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.01 par value per share(3)	(2)	(1)(2)	$128,600,000	$12,603

(1)
Includes shares subject to over-allotment option granted to the underwriters.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. Pursuant to Rule 457(o), the number of shares to be registered need not be included.

(3)
Each share of our common stock includes one stockholder right as described under "Description of Common Stock."

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective time until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)
Issued July 3, 2003

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

2,600,000 Shares

COMMON STOCK

We are offering 2,600,000 shares of our common stock. Our common stock is listed on the Nasdaq National Market under the trading symbol "JBLU." On July 1, 2003, the reported last sale price of our common stock on the Nasdaq National Market was $42.99 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

PRICE $              A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to JetBlue
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 390,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on July      , 2003.

MORGAN STANLEY RAYMOND JAMES

BLAYLOCK & PARTNERS, L.P.

July     , 2003

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from the information contained in or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. You should not assume that information contained in this prospectus or in any document incorporated by reference is accurate as of any date other than the date of the document that contains the information, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

        We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

        In this prospectus, we use the terms "JetBlue," "we," "us" and "our" to refer to JetBlue Airways Corporation.

        JETBLUE and JETBLUE AIRWAYS are registered service marks of JetBlue Airways Corporation in the United States and other countries. This prospectus also contains trademarks and tradenames of other companies.

ii

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        Statements in this prospectus and in documents incorporated by reference in this prospectus contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent our management's beliefs and assumptions concerning future events. When used in this prospectus and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding financial forecasts or projections, and our expectations, beliefs, intentions or future strategies that are signified by the words "expects", "anticipates", "intends", "believes" or similar language. These forward-looking statements are subject to risks, uncertainties and assumptions that could cause our actual results and the timing of certain events to differ materially from those expressed in the forward-looking statements. It is routine for our internal projections and expectations to change as the year or each quarter in the year progress, and therefore it should be clearly understood that the internal projections, beliefs and assumptions upon which we base our expectations may change prior to the end of each quarter or the year. Although these expectations may change, we may not inform you if they do. Our policy is generally to provide our expectations only once per quarter, and not to update that information until the next quarter.

        You should understand that many important factors, in addition to those discussed or incorporated by reference in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect our results include those described in this prospectus under "Risk Factors." In light of these risks and uncertainties, the forward-looking events discussed or incorporated by reference in this prospectus might not occur.

PROSPECTUS SUMMARY

        This summary highlights selected information about our company and the common stock that we are offering. This summary is not complete and does not contain all of the information that may be important to you. You should read carefully this entire prospectus, including the "Risk Factors" section, and the other documents we refer to and incorporate by reference for a more complete understanding of us and this offering. In particular, we incorporate important business and financial information in this prospectus by reference. Unless otherwise noted, information presented in this prospectus assumes that the underwriters will not exercise their over-allotment option.

JETBLUE AIRWAYS

        JetBlue Airways Corporation is a low-fare, low-cost passenger airline that provides high-quality customer service primarily on point-to-point routes. We focus on serving markets that previously were underserved and/or had high average fares, and we have a geographically diversified flight schedule that includes both short-haul and long-haul routes. We intend to maintain a disciplined growth strategy by increasing frequency on our existing routes and entering new markets.

        We commenced service in February 2000 and established our primary base of operations at New York's John F. Kennedy International Airport, or JFK. In August 2001, we began service at our West Coast base of operations, Long Beach Municipal Airport, which serves the Los Angeles area. As of June 30, 2003, we operated 186 flights per day and we have flown over fourteen million passengers since commencing operations. JetBlue is the 11th largest passenger carrier in the United States based on revenue passenger miles for the year ended December 31, 2002.

        We are scheduled to add to our current operating fleet of 44 Airbus A320 aircraft 109 new A320 aircraft and, as discussed below under "Recent Developments," 100 new EMBRAER 190 aircraft by the end of 2011. We have an experienced management team and a strong company culture with a highly productive and incentivized workforce that strives to offer high-quality customer service, while at the same time operating efficiently and keeping costs low. We have been able to maintain low operating costs because we utilize our aircraft efficiently, our workforce is productive and we have low distribution costs. Our widely available low fares are designed to stimulate demand and we have demonstrated our ability to increase passenger traffic in the markets we serve. In addition, we offer our customers a differentiated product, including new aircraft, low fares, leather seats, free LiveTV (a 24-channel satellite TV service with programming provided by DIRECTV®) at every seat, pre-assigned seating and reliable operating performance.

        While the airline industry continues to suffer financial losses, we are one of only a few domestic airlines to report profitable operations. We had net income of $17.4 million for the three months ended March 31, 2003 and $54.9 million for the year ended December 31, 2002. For the same periods, our operating margin was 15.9% and 16.5%, respectively, which were higher than all of the major U.S. airlines, according to reports by those airlines.

Recent Developments

        New Aircraft Orders.    On June 9, 2003, we placed an order for 100 new EMBRAER 190 jet aircraft, with options for an additional 100 new aircraft, with Empresa Brasileira de Aeronautica S.A., or Embraer. This new order is intended to supplement our existing fleet of Airbus A320 aircraft, which in April 2003 we agreed to expand through our order for 65 additional A320 aircraft with AVSA, S.A.R.L., an affiliate of Airbus Industrie, or Airbus. Delivery of the first seven EMBRAER 190 aircraft is scheduled for 2005, with the remainder to be delivered through 2011 at a rate of 18 aircraft per year. Options for the additional aircraft begin in 2011. The new aircraft is expected to feature 100 leather seats in an all-coach, two-by-two seating configuration with free LiveTV and 32 inches between rows of seats. JetBlue is the launch customer of the all-new 100-seat EMBRAER 190 aircraft, which incorporates advanced design features such as integrated avionics, fly-by-wire flight controls and the efficient GE Aircraft Engine's CF34-10 engines. It will be able to fly a wide range of markets from short-haul to certain long-haul markets as it is expected to have a range of approximately 2,100 nautical miles.

        We view the EMBRAER 190 order as an opportunity to augment our growth strategy by penetrating the mid-sized market segment, which we define as those markets with between 100 and 600 local passengers per day each way, and is a significant segment of the U.S. domestic market. We believe that many mid-sized markets are underserved and/or have high average fares. We plan to use this aircraft to stimulate demand in these markets by offering our low fare, point-to-point service, as well as to increase frequency on our existing routes and between existing destinations. With the EMBRAER 190 aircraft, we also expect to be able to offer sufficient frequency in new markets with the ability to upgrade to the larger Airbus A320 aircraft as demand grows. With a capacity of 100 seats, which is larger than other airlines' regional jets, this new aircraft should enable us to continue to achieve low operating costs per available seat mile without sacrificing any of the cabin amenities or high quality customer service that are characteristic of the brand for which JetBlue is renown.

        We operated a fleet of 44 Airbus A320 aircraft, of which 22 were owned and 22 were leased under operating leases as of June 30, 2003. We also took delivery of one owned aircraft in June that will begin scheduled service in July 2003. The average age of our fleet was 18.5 months at June 30, 2003.

        As of June 30, 2003, we had on order 107 Airbus A320 aircraft and 100 EMBRAER 190 aircraft with options to acquire 50 additional Airbus A320 aircraft and 100 additional EMBRAER 190 aircraft, which are scheduled for delivery through 2016 (on a relatively even basis during each year) as follows:

	Firm			Option		End of Year Cumulative Total Fleet(1)
Year	A320	EMBRAER 190	Total	A320	EMBRAER 190
Remainder of 2003	8	—	8	—	—	53
2004	14	—	14	—	—	68
2005	16	7	23	—	—	91
2006	15	18	33	2	—	126
2007	15	18	33	2	—	161
2008	13	18	31	4	—	196
2009	10	18	28	8	—	232
2010	10	18	28	8	—	268
2011	6	3	9	13	15	305
2012	—	—	—	13	18	336
2013	—	—	—	—	18	354
2014	—	—	—	—	18	372
2015	—	—	—	—	18	390
2016	—	—	—	—	13	403

	107	100	207	50	100

(1)
Assumes all options are exercised and includes one aircraft we have committed to lease in January 2004.

        Committed expenditures for the 207 firm aircraft and 33 spare engines, including estimated amounts for contractual price escalations and predelivery deposits, will be $305 million for the remainder of 2003, $555 million in 2004, $800 million in 2005, $1.0 billion in 2006, $1.1 billion in 2007,

$1.0 billion in 2008 and $2.1 billion thereafter. Debt financing has been arranged for five of our remaining 2003 deliveries and lease financing has been arranged for the first 30 EMBRAER 190 deliveries. Although we believe that debt and/or lease financing should be available for our remaining aircraft deliveries, we cannot assure you that we will be able to secure financing on terms attractive to us, if at all, which may require us to modify our aircraft acquisition plans.

        Improved Customer Product.    As part of our continuing effort to improve our customer's flying experience, beginning in September 2003 we will provide more room for customers by removing one row of seats on our A320 aircraft. We will offer more legroom with 34 inches between seats throughout the aircraft except for nine rows in the front of the aircraft, which will remain at the current 32 inches. The reduction to 156 seats will result in 3.7% fewer available seat miles, which will increase our operating expense per available seat mile but not our total operating expenses, other than the initial conversion cost which is expected to be approximately $15,000 per aircraft. We believe that this improvement to our product offering will further enhance the JetBlue brand and, together with yield management, will strengthen our ability to offset any potential decline in our operating revenues resulting from this reduction in seat capacity. This modification to our aircraft is planned to be completed during the fourth quarter in conjunction with previously scheduled routine maintenance.

        Emergency War Time Act Compensation.    On April 16, 2003, the President signed into law the Emergency War Time Supplemental Appropriations Act of 2003, which provides for compensation to domestic air carriers based on their proportional share of passenger security and air carrier infrastructure security fees paid by those carriers through the date of enactment of the legislation. On May 15, 2003, we received $22.8 million in compensation pursuant to this legislation, which is recorded in other income (expense). This legislation also provides for:

  •
  the suspension of passenger security fees and air carrier infrastructure security fees from June 1, 2003 through September 30, 2003;

  •
  $100 million in additional reimbursement to all carriers for the direct costs associated with installing strengthened flight deck doors, our portion of which has not yet been determined; and

  •
  potential extension of the aviation war risk insurance provided by the government for one year to August 2004.

Corporate Information

        JetBlue was incorporated in Delaware in August 1998. Our principal executive offices are located at 118-29 Queens Boulevard, Forest Hills, New York 11375 and our telephone number is (718) 286-7900. Our website address is www.jetblue.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

THE OFFERING

Common stock offered	2,600,000 shares
Common stock estimated to be outstanding immediately after this offering	66,953,368 shares
Over-allotment option	390,000 shares
Use of proceeds
We intend to use the net proceeds from this offering for working capital and capital expenditures, including capital expenditures related to the purchase of aircraft and construction of facilities on or near airports. See "Use of Proceeds."
Dividends	We have not declared or paid any dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Nasdaq National Market symbol	JBLU

        Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters' over-allotment option and gives effect to the three-for-two split of our common stock effected in December 2002.

        The figures above are based on 64,353,368 shares of common stock outstanding as of June 30, 2003 and assume no exercise of outstanding options since that date. The number of shares of common stock to be outstanding after this offering excludes:

  •
  11,210,091 shares of common stock reserved for issuance under our stock option plan, of which 10,085,625 shares were subject to outstanding options at a weighted average exercise price of $14.79 per share as of June 30, 2003; and

  •
  3,652,602 shares of common stock reserved for issuance under our crewmember stock purchase plan as of June 30, 2003.

SUMMARY FINANCIAL AND OPERATING DATA

        We have provided in the tables below our summary historical financial and operating data. The financial information for each of the years in the three-year period ended December 31, 2002, and at December 31, 2000, 2001 and 2002, has been derived from our audited consolidated financial statements. The financial information for the three-month periods ended March 31, 2002 and 2003, and at March 31, 2003, has been derived from our unaudited consolidated financial statements and includes all adjustments, consisting of normal recurring items, which we consider necessary for a fair presentation of our financial position and results of operations. The interim results set forth below for the three months ended March 31, 2002 and 2003 are not necessarily indicative of our financial condition or results of operations to be expected for any future period. You should read the following financial information in conjunction with our consolidated financial statements and related notes, and the information under "Selected Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2003.

        The as adjusted balance sheet data gives effect to the receipt of approximately $107.6 million in net proceeds from the sale of 2,600,000 shares of our common stock in this offering, assuming an offering price of $42.99 per share, which was the reported last sale price of our common stock on the Nasdaq National Market on July 1, 2003.

	Year Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Statements of Operations Data (in thousands, except per share data):
Operating revenues	$104,618	$320,414	$635,191	$133,369	$217,130
Operating expenses:
Salaries, wages and benefits	32,912	84,762	162,191	33,561	56,901
Aircraft fuel	17,634	41,666	76,271	12,984	35,966
Sales and marketing	16,978	28,305	44,345	9,850	11,427
Landing fees and other rents	11,112	27,342	43,881	9,939	16,288
Aircraft rent	13,027	32,927	40,845	9,491	13,079
Depreciation and amortization	3,995	10,417	26,922	4,712	10,322
Maintenance materials and repairs	1,052	4,705	8,926	1,905	3,332
Other operating expenses	29,096	63,483	126,823	27,549	35,362

Total operating expenses	125,806	293,607	530,204	109,991	182,677

Operating income (loss)	(21,188)	26,807	104,987	23,378	34,453
Airline Stabilization Act compensation(1)	—	18,706	407	—	—
Other income (expense)	(381)	(3,598)	(10,370)	(1,088)	(4,401)

Income (loss) before income taxes	(21,569)	41,915	95,024	22,290	30,052
Income tax expense (benefit)(2)	(239)	3,378	40,116	9,286	12,694

Net income (loss)	$(21,330)	$38,537	$54,908	$13,004	$17,358

Earnings (loss) per common share:
Basic	$(17.77)	$6.59	$1.10	$1.90	$0.28
Diluted	$(17.77)	$0.76	$0.84	$0.23	$0.25
Other Financial Data (in thousands):
Operating margin	(20.3)%	8.4%	16.5%	17.5%	15.9%
Net cash provided by operating activities	$2,824	$111,279	$216,477	$22,443	$31,700
Net cash used in investing activities	(241,130)	(289,855)	(744,461)	(129,228)	(145,486)
Net cash provided by financing activities	254,463	261,695	657,214	81,799	105,933

				March 31, 2003
	December 31,
					As Adjusted for this Offering
	2000	2001	2002	Actual
				(unaudited)
Balance Sheet Data (in thousands):
Cash and cash equivalents	$34,403	$117,522	$246,752	$238,899	$346,540
Total assets	344,128	673,773	1,378,923	1,404,008	1,511,649
Total debt	177,048	374,431	711,931	703,888	703,888
Convertible redeemable preferred stock	163,552	210,441	—	—	—
Stockholders' equity (deficit)	(54,153)	(32,167)	414,673	433,071	540,712

(1)
Represents our share of compensation under the Air Transportation Safety and System Stabilization Act. See Note 13 to the consolidated financial statements in our 2002 Annual Report on Form 10-K for a more detailed discussion.

(2)
In 2001, our income tax expense was reduced due to the full reversal of our deferred tax asset valuation allowance. We do not expect any similar reductions in the future. See Note 8 to the consolidated financial statements in our 2002 Annual Report on Form 10-K for a more detailed discussion.

	Year Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
Operating Statistics (unaudited):
Revenue passengers	1,144,421	3,116,817	5,752,105	1,180,917	2,010,617
Revenue passenger miles (000)	1,004,496	3,281,835	6,835,828	1,304,275	2,374,846
Available seat miles (000)	1,371,836	4,208,267	8,239,938	1,614,670	2,918,071
Load factor	73.2%	78.0%	83.0%	80.8%	81.4%
Breakeven load factor	90.6%	73.7%	71.5%	68.8%	70.7%
Aircraft utilization (hours per day)	12.0	12.6	12.9	12.7	13.1
Average fare	$88.84	$99.62	$106.95	$109.31	$104.40
Yield per passenger mile (cents)	10.12	9.46	9.00	9.90	8.84
Passenger revenue per available seat mile (cents)	7.41	7.38	7.47	7.99	7.19
Operating revenue per available seat mile (cents)	7.63	7.61	7.71	8.26	7.44
Operating expense per available seat mile (cents)	9.17	6.98	6.43	6.81	6.25 (3)
Departures	10,265	26,334	44,144	9,439	15,411
Average stage length (miles)	825	986	1,152	1,056	1,169
Average number of operating aircraft during period	5.8	14.7	27.0	22.2	38.7
Full-time equivalent employees at period end(4)	1,028	1,983	3,572	2,290	4,005
Average fuel cost per gallon (cents)	96.15	75.63	72.28	62.02	97.61
Fuel gallons consumed (000)	18,340	55,095	105,515	20,934	36,847
Percent of sales through jetblue.com during period	28.7%	44.1%	63.0%	55.1%	71.0%

(3)
Excludes direct costs associated with LiveTV third party sales of $209,000 which are unrelated to our airline operations.

(4)
Calculation revised from our 2002 Annual Report on Form 10-K to be based on paid hours.

        The following terms used above and elsewhere in this prospectus have the meanings indicated below:

  "Revenue passengers" represents the total number of paying passengers flown on all flight segments.

  "Revenue passenger miles" represents the number of miles flown by revenue passengers.

  "Available seat miles" represents the number of seats available for passengers multiplied by the number of miles that are flown.

  "Load factor" represents the percentage of aircraft seating capacity that is actually utilized (revenue passenger miles divided by available seat miles).

  "Breakeven load factor" represents the passenger load factor that will result in operating revenues being equal to operating expenses, assuming constant revenue per passenger mile and expenses.

  "Aircraft utilization" represents the average number of block hours operated per day per aircraft for the total fleet of aircraft.

  "Average fare" represents the average one-way fare paid per flight segment by a revenue passenger.

  "Yield per passenger mile" represents the average amount one passenger pays to fly one mile.

  "Passenger revenue per available seat mile" represents passenger revenues divided by available seat miles.

  "Operating revenue per available seat mile" represents operating revenues divided by available seat miles.

  "Operating expense per available seat mile" represents operating expenses divided by available seat miles.

  "Average stage length" represents the average number of miles flown per flight.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read "Special Note Regarding Forward-Looking Statements" in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere included or incorporated by reference in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to JetBlue

        Our failure to successfully implement our growth strategy could harm our business.

        Our growth strategy involves increasing the frequency of flights to markets we currently serve, expanding the number of markets served, increasing flight connection opportunities and successfully establishing Long Beach Municipal Airport as our West Coast base of operations. Achieving our growth strategy is critical in order for our business to achieve economies of scale and to sustain or increase our profitability. Increasing the number of markets we serve depends on our ability to access suitable airports located in our targeted geographic markets in a manner that is consistent with our cost strategy. We will also need to obtain additional gates at some of our existing destinations. Any condition that would deny, limit or delay our access to airports we seek to serve in the future will constrain our ability to grow. Opening new markets requires us to commit a substantial amount of resources, even before the new services commence. Expansion will also require additional skilled personnel, equipment and facilities. An inability to hire and retain skilled personnel or to secure the required equipment and facilities efficiently and cost-effectively may affect our ability to achieve our growth strategy. Other airlines have tried to establish a presence at Long Beach and have failed. We cannot assure you that we will be able to successfully expand our existing markets or establish new markets, and our failure to do so could harm our business.

        Expansion of our markets and services may also strain our existing management resources and operational, financial and management information systems to the point that they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. We expect that we will need to develop further financial, operational and management controls, reporting systems and procedures to accommodate future growth. We cannot assure you that we will be able to develop these controls, systems or procedures on a timely basis, and the failure to do so could harm our business.

        We have a significant amount of fixed obligations and we will incur significantly more fixed obligations which could hurt our ability to meet our strategic goals.

        As of March 31, 2003, our debt of $704 million accounted for 61.9% of our total capitalization. All of our long-term and short-term debt has floating interest rates. In addition to long-term debt, we have a significant amount of other fixed obligations under operating leases related to our aircraft, airport terminal space, other airport facilities and office space. As of June 30, 2003, future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year were approximately $360 million for 2003 through 2007 and an aggregate of $572 million for the years thereafter.

        As of June 30, 2003, we had commitments of approximately $6.8 billion to purchase 207 additional aircraft over the next eight years, including estimated amounts for contractual price escalations. We will incur additional debt and other fixed obligations as we take delivery of new aircraft and other equipment and continue to expand into new markets. We typically finance our aircraft through either secured debt or lease financing. We have arranged financing for five of our eight remaining A320 deliveries scheduled for 2003 and for the first 30 of our EMBRAER 190 deliveries scheduled for 2005 through 2007. Although we believe that debt and/or lease financing should be available for the remaining 172 firm aircraft deliveries, we cannot assure you that we will be able to secure such financing on terms acceptable to us or at all.

        Our high level of debt and other fixed obligations could:

  •
  impact our ability to obtain additional financing to support capital expansion plans and for working capital and other purposes on acceptable terms or at all;

  •
  divert substantial cash flow from our operations and expansion plans in order to service our fixed obligations;

  •
  require us to incur significantly more interest or rent expense than we currently do, since all of our debt has floating interest rates and five of our aircraft leases have variable-rate rent;

  •
  place us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

        Our ability to make scheduled payments on our debt and other fixed obligations will depend on our future operating performance and cash flow, which in turn will depend on prevailing economic and political conditions and financial, competitive, regulatory, business and other factors, many of which are beyond our control. We cannot assure you that we will be able to generate sufficient cash flow from our operations to pay our debt and other fixed obligations as they become due, and our failure to do so could harm our business. If we are unable to make payments on our debt and other fixed obligations, we could be forced to renegotiate those obligations or obtain additional equity or debt financing. To the extent we finance our activities with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our growth strategy. We cannot assure you that our renegotiation efforts would be successful or timely or that we could refinance our obligations on acceptable terms, if at all.

        Our failure to successfully take delivery of, place into service and integrate into our operations the new EMBRAER 190 aircraft we agreed to purchase could harm our business.

        On June 9, 2003, we placed an order for 100 new EMBRAER 190 jet aircraft, with options for an additional 100 new aircraft. Acquisition of an all-new type of aircraft, such as the EMBRAER 190, involves a variety of risks relating to its ability to be successfully placed into service, including:

  •
  difficulties or delays in obtaining the necessary certification from the Brazilian aviation regulatory authority and validation from the Federal Aviation Administration, or FAA, as to the aircraft's airworthiness;

  •
  delays in meeting the agreed upon aircraft delivery schedule;

  •
  difficulties in obtaining financing on acceptable terms to complete our purchase of all of the firmly ordered aircraft;

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  inability of the aircraft and all of its components to comply with agreed upon specifications and performance standards; and

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  difficulties in outfitting the aircraft with LiveTV.

        In addition, we also face risks in integrating a second type of aircraft into our existing infrastructure and operations, including, among other things, the additional costs, resources and time needed to hire and train new pilots, technicians and other skilled support personnel. Our failure to successfully take delivery of, place into service and integrate into our operations the new EMBRAER 190 aircraft could harm our business.

        Because we have a limited operating history, it is difficult to evaluate an investment in our common stock.

        We were incorporated in August 1998 and began flight operations in February 2000. It is difficult to evaluate our future prospects and an investment in our common stock because of our limited operating history. Our prospects are uncertain and must be considered in light of the risks, uncertainties and difficulties frequently encountered by companies in the early stage of operations. Historically, there has been a high failure rate among start-up airlines. Our future performance will depend on our ability to implement our growth strategy, react to customer and market demands, maintain adequate control of our expenses and maintain the safety and security of our operations. We cannot assure you that we will successfully address any of these factors, and our failure to do so could harm our business.

  Our results of operations will fluctuate.

        We expect our quarterly operating results to fluctuate in the future based on changes in aircraft fuel and security costs and the timing and amount of maintenance and advertising expenditures. In addition, seasonal variations in weather and traffic affect our operating results from quarter to quarter. The highest levels of traffic and revenue on our routes to and from Florida are generally realized from October through April and on our western routes during the summer. Given our high proportion of fixed costs, this seasonality affects our profitability from quarter to quarter. Many of our areas of operations in the Northeast experience bad weather conditions in the winter, causing increased costs associated with deicing aircraft, cancelled flights and accommodating displaced passengers. Our Florida routes experience bad weather conditions in the summer and fall due to thunderstorms and hurricanes. Due to our geographic area of operations, we are more susceptible to adverse weather conditions along the East Coast than some of our competitors, who may be better able to spread weather-related risks over larger route systems. As we enter new markets, we could be subject to additional seasonal variations.

        Due to the factors described above, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. In addition, it is possible that in any future quarter our operating results could be below the expectations of investors and any published reports or analyses regarding JetBlue. In that event, the price of our common stock could decline, perhaps substantially.

  Our maintenance costs will increase as our fleet ages.

        Because the average age of our aircraft is approximately 19 months, our aircraft require less maintenance now than they will in the future. We also currently incur lower maintenance expenses because most of the parts on our aircraft are under multi-year warranties. Our maintenance costs will increase on an absolute basis, on a per seat mile basis and as a percentage of our operating expenses, as our fleet ages and these warranties expire. Although we cannot accurately predict how much our maintenance costs will increase in the future, we expect that they will increase significantly.

        If we are unable to attract and retain qualified personnel at reasonable costs or fail to maintain our company culture, our business will be harmed.

        Our business is labor intensive, with labor costs representing 30.6% and 31.1% of our operating expenses for the year ended December 31, 2002 and for the three months ended March 31, 2003,

respectively. We expect salaries, wages and benefits to increase on a gross basis and these costs could increase as a percentage of our overall costs, which could harm our business. Our growth plans will require us to hire, train and retain a significant number of new employees in the future. From time to time, the airline industry has experienced a shortage of personnel licensed by the FAA, especially pilots and mechanics. We compete against the major U.S. airlines for labor in these highly skilled positions. Many of the major U.S. airlines offer wage and benefit packages that exceed our wage and benefit packages. As a result, in the future, we may have to significantly increase wages and benefits in order to attract and retain qualified personnel or risk considerable employee turnover. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to complete our growth plans and our business could be harmed.

        In addition, as we hire more people and grow, we believe it may be increasingly challenging to continue to hire people who will maintain our company culture. One of our principal competitive strengths is our service-oriented company culture that emphasizes friendly, helpful, team-oriented and customer-focused employees. Our company culture is important to providing high quality customer service and having a productive workforce that helps keep our costs low. As we grow, we may be unable to identify, hire or retain enough people who meet the above criteria, and our company culture could otherwise be adversely affected by our growing operations and geographic diversity. If we fail to maintain the strength of our company culture, our competitive ability and business may be harmed.

        We rely on maintaining a high daily aircraft utilization rate to keep our costs low, which makes us especially vulnerable to delays.

        One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate, which is the amount of time that our aircraft spend in the air carrying passengers. High daily aircraft utilization allows us to generate more revenue from our aircraft and is achieved in part by reducing turnaround times at airports so we can fly more hours on average in a day. The expansion of our business to include new destinations and more frequent flights on current routes could increase the risk of delays. Aircraft utilization is reduced by delays from various factors, many of which are beyond our control, including, among others, adverse weather conditions, security requirements and unscheduled maintenance. These delays may limit our ability to achieve and maintain profitability as well as damage our reputation.

        Furthermore, high aircraft utilization increases the risk that once an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections.

        We rely heavily on automated systems to operate our business and any failure of these systems could harm our business.

        We depend on automated systems to operate our business, including our computerized airline reservation system, our telecommunication systems and our website. Unlike most other airlines, which issue traditional paper tickets to some or all of their passengers, we issue only electronic tickets. Our website and reservation system must be able to accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, reservations system or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline. Any disruption in these systems could result in the loss of important data, increase our expenses and generally harm our business.

  Our failure to properly integrate LiveTV, LLC could harm our business.

        In September 2002, we acquired all the membership interests of LiveTV, a provider of in-flight entertainment, which is outside our previous line of business. Acquisitions often involve risks, including:

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  difficulties in integrating the operations, technologies, products and personnel of LiveTV;

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  diversion of management's attention from normal daily operations of the business;

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  the potential loss of key employees of LiveTV;

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  inability to maintain consistent standards, controls, policies and procedures; and

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  insufficient experience in entering into new product or technology markets.

        Our failure to properly integrate the operations of LiveTV could harm our business.

  Our failure or inability to enforce our patents could harm our business.

        One of the unique features of our fleet is the free live television we provide at every seat which was developed by LiveTV, which we now own. We have certain federal patents which are important to maintaining our competitive position in providing this unique product to our customers in-flight. Therefore, we intend to devote the appropriate resources to the protection of our proprietary rights over this developed technology. The protective actions that we take may not be enough to prevent imitation by others, which could harm our business. Although we are not aware of anyone else who has developed comparable live satellite TV technology, Delta has announced that, in conjunction with Matsushita Avionics Systems, it intends to provide a similar product to Delta's new low cost subsidiary by early 2004. Matsushita or others may succeed in these efforts without violating our patent rights or intellectual property.

        We may be subject to unionization, work stoppages, slowdowns or increased labor costs.

        Unlike most airlines, we have a non-union workforce. If our employees unionize, it could result in demands that may increase our operating expenses and adversely affect our profitability. Each of our different employee groups could unionize at any time and require separate collective bargaining agreements. If any group of our employees were to unionize and we were unable to reach agreement on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. In addition, we may be subject to disruptions by organized labor groups protesting our non-union status. Any of these events would be disruptive to our operations and could harm our business.

  Our lack of a marketing alliance could harm our business.

        Many airlines have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. Among other things, they share the use of two-letter flight designator codes to identify their flights and fares in the computerized reservation systems and permit reciprocity in their frequent flyer programs. We are not a member of any marketing alliance. Our lack of a marketing alliance could harm our business and competitive ability.

        If we fail to comply with financial covenants, some of our financing agreements may be terminated.

        Under some of our financing agreements, we are required to comply with specified financial covenants. We cannot assure you that we will be able to comply with these covenants or provisions or that these requirements will not limit our ability to finance our future operations or capital needs. Our inability to comply with the required financial maintenance covenants or provisions could result in a default under these financing agreements and would result in a cross default under our other financing agreements. In the event of any such default and our inability to obtain a waiver of the default, all amounts outstanding under the agreements could be declared to be immediately due and payable. If we did not have sufficient available cash to pay all amounts that become due and payable, we would have to seek additional debt or equity financing, which may not be available on acceptable terms, or at all. If such financing were not available, we would have to sell assets in order to obtain the funds required to make accelerated payments or risk our aircraft becoming subject to repossession, which could harm our business.

        We are subject to the risks of having a limited number of suppliers for our aircraft, engines and a key component of our in-flight entertainment system.

        To date, one of the elements of our business has been to operate only one type of aircraft equipped with one type of engine. We chose the Airbus A320 because of its reliability, advanced technology and wide cabin space and the IAE International Aero Engines V2527-A5 engine for its reliability and fuel efficiency. Our current dependence on a single type of aircraft and engine for all of our flights makes us particularly vulnerable to any problems associated with the Airbus A320 or the IAE V2527-A5 engine, including design defects, mechanical problems or adverse perception by the public that would result in customer avoidance or an inability to operate our aircraft. In addition, while our recent decision to acquire a new fleet of EMBRAER 190 aircraft may lessen our exposure to this risk, we will likely also become subject to similar sets of risks associated with that type of aircraft after we begin to take delivery of these aircraft in 2005.

        If either of Airbus or IAE were unable to perform its contractual obligations, we would have to find another supplier for a similar type of aircraft or engines. Boeing is the only other manufacturer from whom we could purchase alternate aircraft of the size of the Airbus A320. If we had to purchase aircraft from Boeing, we could lose the benefits described above and we cannot assure you that any replacement aircraft would have the same operating advantages as the Airbus A320. In addition, we cannot assure you that we could purchase engines that would be as reliable and efficient as the V2527-A5, or that we could purchase aircraft or engines in the same time frame as currently expected or at comparable prices. We would incur substantial transition costs, including costs associated with retraining our employees and replacing our manuals. Our operations could also be harmed by the failure or inability of Airbus, IAE or, after we begin taking delivery of their aircraft, Embraer, to provide sufficient parts or related support services on a timely basis.

        One of the unique features of our fleet is that every seat in each of our aircraft is equipped with free LiveTV. An integral component of the system is the antenna, which is supplied to us by EMS Technologies, Inc. We do not know of any other company that could provide us with this equipment and if EMS were to stop supplying us with its antennas for any reason, we could lose one of the unique services that differentiates us from our competitors, and we might have to incur significant costs to procure an alternate supplier.

        Our business is heavily dependent on the New York market and a reduction in demand for air travel in this market would harm our business.

        Our growth has focused and, at least in the near-term, will continue to focus, on adding flights to and from our primary base of operations at JFK in New York City. As of June 30, 2003, out of a total of 186 daily flights, 146 of our flights had JFK as either their destination or origin. As a result, we remain highly dependent upon the New York market. Our business would be harmed by any circumstances causing a reduction in demand for air transportation in the New York metropolitan area, such as adverse changes in local economic conditions, negative public perception of the city, significant price increases linked to increases in airport access costs and fees imposed on passengers or the impact of past or future terrorist attacks.

        If we fail to use certain airport slots and slot exemptions, we may be required to forfeit these slots and the deposits we paid to hold them.

        The Department of Transportation, or DOT, granted us 75 daily takeoff and landing slot exemptions at JFK in 1999. A slot is an authorization to take off or land at a designated airport within a specified time period. Unlike a slot, our exemption from slot authorization requirements may not be sold, leased, rented or pledged. These slot exemptions phased in at the rate of up to 25 daily slots per year over three years ended February 2003. If we fail to maintain our use of a slot exemption, such slot exemption could be subject to forfeiture. Since JFK is our principal base of operations, our failure to maintain our slot exemptions at JFK could harm our business.

        As a result of a May 2003 settlement with the City of Long Beach and the FAA, we have the use of 22 daily non-commuter departure slots at Long Beach Municipal Airport. If we fail to maintain our use of a departure slot, such unused slot and the deposits associated with it, could be forfeited. Since Long Beach is our West Coast base of operations, any failure by us to maintain our departure slots could harm our business.

  We may face increased competition at JFK which could harm our business.

        Our primary base of operations is JFK, an airport that has traditionally attracted considerably less attention from our competitors for domestic flight activity than either LaGuardia Airport or Newark International Airport because of an industry perception that JFK is primarily an international airport and that the commuting distance from Manhattan to JFK is too far to attract domestic travelers. We disagreed with this perception of JFK and believe that the operational efficiencies associated with conducting our principal base of operations from JFK have contributed to our profitability.

        As a result of our positive experience at JFK, it is possible that our competitors will follow our strategy. Airlines already established at JFK could increase their existing presence at JFK with a greater emphasis on low-fare domestic travel. One example is Delta's recently launched low-fare airline service which intends to provide non-stop service from all three New York area airports, including JFK, to key Florida leisure markets. Other airlines that do not currently have a presence at JFK could try to gain a presence at JFK by seeking slot exemptions from the DOT as we did or purchasing or leasing slots from other airlines. In addition, airlines using fewer than 20 slots or providing regional jet service to small and medium, non-hub airports could easily obtain slot exemptions from the DOT, since such airlines are expressly exempted under the federal rule creating slot restrictions. The requirement to obtain slots or slot exemptions at JFK will expire in 2007, further opening the door to potential competition. In addition, gates are available at JFK, which could create more opportunities for our competitors to increase or establish their presence at JFK. An increase in the amount of direct competition we face at JFK, LaGuardia or Newark, or an increase in congestion and delays at JFK could harm our business.

        We may be unable to renew or replace our permit at JFK, our principal base of operations.

        We currently operate from Terminal 6 at JFK under an expired permit from the Port Authority of New York and New Jersey. Our permit could be terminated at any time upon 30 days' notice and alternate gate space may not be available on favorable terms, or at all. Although we are in the process of finalizing a long-term lease agreement through November 2006 with the Port Authority, we cannot assure you that we will be able to execute a lease agreement. Since JFK is our principal base of operations, our inability to maintain an adequate number of gates would harm our business.

  Our business could be harmed if we lose the services of our key personnel.

        Our business depends upon the efforts of our Chief Executive Officer, David Neeleman, our President and Chief Operating Officer, David Barger, and a small number of management and operating personnel. We maintain key-man life insurance on Messrs. Neeleman and Barger, which may not be sufficient to cover the costs of recruiting and hiring a replacement chief executive officer or president, much less the loss of their services. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business.

        Our employment agreements with our FAA-licensed personnel provide that we can only terminate these employees for cause and, as a result, it may be difficult to reduce our labor costs during an economic downturn, which could harm our business.

        Our employment agreements with our FAA-licensed personnel, including pilots, technicians and dispatchers, provide that these employees can only be terminated for cause. Each employment agreement is for a term of five years and automatically renews for an additional five-year term unless either the employee or we elect not to renew it by giving notice at least 90 days before the end of the initial term. In the event of a downturn in our business, we are obligated to pay these employees a significant portion of their employment income and to continue their benefits if they do not obtain other aviation employment. As a result, it may be difficult for us to reduce our labor costs during an economic downturn, and our inability to do so could harm our business.

        Our lack of an established line of credit or borrowing facility makes us highly dependent upon our operating cash flows.

        We have no lines of credit, other than a short-term borrowing facility for certain aircraft predelivery deposits, and rely primarily on operating cash flows to provide working capital. Unless we secure a line of credit, borrowing facility or equity financing, we will be dependent upon our operating cash flows to fund our operations and to make scheduled payments on our debt and other fixed obligations. If we fail to generate sufficient funds from operations to meet these cash requirements or are unable to secure a line of credit, other borrowing facility or equity financing, we could default on our debt and other fixed obligations. Our inability to meet our obligations as they become due would materially restrict our ability to grow and seriously harm our business and financial results.

        Our inability to obtain approval to operate more aircraft from the FAA and the DOT would materially restrict our growth.

        We must obtain the approval of the FAA and the Department of Transportation, or DOT, to operate aircraft domestically. We currently have approval from the FAA and the DOT to operate 70 aircraft through March 2005. Our growth plans and aircraft purchase commitments contemplate operating considerably more than 70 aircraft. As the number of our operating aircraft grows nearer this 70 aircraft restriction, we will need to submit an application to the DOT for authorization to increase the size of our fleet beyond 70 aircraft. We cannot assure you that such authorization, when it is applied for, will be granted to us. The failure of the FAA and the DOT to grant us approval to operate additional aircraft would materially restrict our ability to grow and to increase revenues and cash flow.

Risks Associated with the Airline Industry

        The airline industry tends to experience adverse financial results during general economic downturns and recent airline financial results may lead to significant changes in our industry.

        Since a substantial portion of airline travel, for both business and leisure, is discretionary, the industry tends to experience adverse financial results during general economic downturns. The airline industry has been experiencing a decline in traffic, particularly business traffic, due to slower general economic conditions beginning in 2000 and more recently, from the lingering impact of the terrorist attacks of September 11, 2001, the war in Iraq and the outbreak of severe acute respiratory syndrome. The industry experienced record losses for the year ended 2001 and the major U.S. airlines reported net losses of more than $11 billion in 2002.

        In response to these adverse financial results, some airlines have been reexamining their traditional business models and have taken actions in an effort to increase profitability, such as reducing capacity and rationalizing fleet types, furloughing or terminating employees, limiting service offerings, attempting to renegotiate labor contracts and reconfiguring flight schedules, as well as other efficiency and cost-cutting measures. However, despite these business model adjustments, financial losses have continued and US Airways and United Air Lines filed for Chapter 11 bankruptcy protection in 2002. Additional airline bankruptcies and restructurings may occur, potentially resulting in substantial change in our industry, which could adversely affect our business.

        The 2001 terrorist attacks seriously harmed our industry and the increased risk of additional attacks, prolonged military involvement or other hostilities in Iraq, the Middle East or other regions may harm our industry in the future.

        The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry. The primary effects experienced by the airline industry included substantial loss of passenger traffic and revenue, increased security and insurance costs, increased concerns about future terrorist attacks, airport delays due to heightened security, and significantly reduced yields due to the drop in demand for air travel. Industry-wide demand for air travel has increased but has not yet returned to pre-September 2001 levels.

        Additional terrorist attacks, the fear of such attacks, increased hostilities or prolonged military involvement in Iraq, the Middle East or other regions could negatively impact the airline industry, and result in further decreased passenger traffic and yields, increased flight delays or cancellations associated with new government mandates, as well as increased security, fuel and other costs. We cannot assure you that these events will not harm our industry or our business.

  Increases in fuel costs would harm our business.

        Fuel costs constitute a significant portion of our total operating expenses (14.4% and 19.7% for the year ended December 31, 2002 and the three months ended March 31, 2003, respectively). Significant increases in fuel costs would harm our financial condition and results of operations. We estimate that for 2002, a one cent increase in the price per gallon of fuel expense would have increased our fuel expense by $1.06 million.

        Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. In the event of a fuel supply shortage, higher fuel prices or the curtailment of scheduled service could result. Some of our competitors may have more leverage than we do in obtaining fuel. We cannot assure you that increases in the price of fuel can be offset by higher fares. In addition, although we utilize a fuel hedging program, under which we enter into crude oil option contracts to partially protect against significant increases in fuel prices, our fuel hedging program does not protect us against ordinary course price increases and is limited in fuel volume and duration. We cannot assure you that our fuel hedging program is sufficient to protect us against increases in the price of fuel due to inadequate fuel supplies or otherwise.

        Airlines are often affected by factors beyond their control, including weather conditions, traffic congestion at airports and increased security measures, any of which could harm our operating results and financial condition.

        Like other airlines, we are subject to delays caused by factors beyond our control, including adverse weather conditions, air traffic congestion at airports and increased security measures. Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which negatively affect profitability. During periods of fog, snow, rain, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Cancellations or delays due to weather conditions, traffic control problems and breaches in security could harm our operating results and financial condition.

        Changes in government regulations imposing additional requirements and restrictions on our operations could increase our operating costs and result in service delays and disruptions.

        Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the DOT and the FAA have issued regulations relating to the operation of airlines that have required significant expenditures. We expect to continue to incur expenses in connection with complying with government regulations. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. We cannot assure you that these and other laws or regulations enacted in the future will not harm our business.

        The airline industry is characterized by low profit margins and high fixed costs, and we may be unable to compete effectively against other airlines with greater financial resources or lower operating costs.

        The airline industry is characterized generally by low profit margins and high fixed costs, primarily for personnel, aircraft fuel, debt service and rent. The expenses of an aircraft flight do not vary significantly with the number of passengers carried. As a result, a relatively small change in the number of passengers or in pricing could have a disproportionate effect on an airline's operating and financial results. Accordingly, a minor shortfall in expected revenue levels could harm our business.

        In addition, the airline industry is highly competitive and is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. We currently compete with other airlines on all of our routes. Many of these airlines are larger and have greater financial resources and name recognition or lower operating costs or both than we do. Some of these competitors have chosen to add service, reduce their fares or both, in some of our markets following our entry. Therefore, we may be unable to compete effectively against other airlines that introduce service or discounted fares in the markets that we serve which could harm our business.

        Our insurance costs have increased substantially as a result of the September 11th terrorist attacks, and further increases in insurance costs would harm our business.

        Following the September 11th terrorist attacks, aviation insurers dramatically increased airline insurance premiums and significantly reduced the maximum amount of insurance coverage available to airlines for liability to persons other than passengers for claims resulting from acts of terrorism, war or similar events to $50 million per event and in the aggregate. In light of this development, under the Air Transportation Safety and System Stabilization Act, the government has provided domestic airlines with excess war risk coverage above $50 million up to $3.0 billion per event.

        In December 2002, via authority granted to it under the Homeland Security Act of 2002, the government expanded its insurance program such that airlines could elect either the government's excess third-party coverage or for the government to become the primary insurer for all war risks coverage. While the Emergency War Time Supplemental Appropriations Act of 2003, enacted in April 2003, authorized the government to extend these policies through August 2004, the current policies are in effect until August 12, 2003. It is expected that should the government stop providing war risk coverage to the airline industry, the premiums charged by aviation insurers for this coverage will be substantially higher than the premiums currently charged by the government. Significant increases in insurance premiums would harm our financial condition and results of operations.

  Substantial consolidation in the airline industry could harm our business.

        In recent years, and particularly since its deregulation in 1978, the airline industry has undergone substantial consolidation, and it may undergo additional consolidation in the future. Recent economic conditions and airline financial losses may contribute to further consolidation within our industry. Any consolidation or significant alliance activity within the airline industry could increase the size and resources of our competitors, which, in turn, could adversely affect our ability to compete.

        Our reputation and financial results could be harmed in the event of an accident or incident involving our aircraft.

        An accident or incident involving one of our aircraft could involve repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service, and significant potential claims of injured passengers and others. We are required by the DOT to carry liability insurance. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that we are less safe or reliable than other airlines, which would harm our business.

Risks Related to this Offering

        The market price of our common stock may be volatile, which could cause the value of your investment in JetBlue to decline.

        Any of the following factors could affect the market price of our common stock:

  •
  general market, political and economic conditions;

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  changes in earnings estimates and recommendations by financial analysts;

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  our failure to meet financial analysts' performance expectations;

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  changes in fuel prices; and

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  changes in market valuations of other airlines.

        In addition, many of the risks described elsewhere in this "Risk Factors" section could materially and adversely affect our stock price. The stock markets have experienced price and volume volatility that has affected many companies' stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of our common stock.

        Other companies may have difficulty acquiring us, even if doing so would benefit our stockholders, due to provisions under our corporate charter, bylaws, option plans, stockholder rights agreement and some of our employment agreements, as well as Delaware law.

        Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws, our stockholder rights agreement and under Delaware law could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws contain the following provisions, among others, which may inhibit an acquisition of our company by a third party:

  •
  a staggered board of directors, where stockholders elect only a minority of the board each year;

  •
  advance notification procedures for matters to be brought before stockholder meetings;

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  a limitation on who may call stockholder meetings;

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  a prohibition on stockholder action by written consent; and

  •
  the ability of our board of directors to issue up to 25,000,000 shares of preferred stock without a stockholder vote.

        The issuance of stock under our stockholder rights agreement could delay, deter or prevent a takeover attempt that stockholders might consider in their best interests. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any "interested stockholder," meaning generally that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors. In addition, under United States laws and the regulations of the DOT, United States citizens must effectively control us. As a result, our president and at least two-thirds of our board of directors must be United States citizens and not more than 25% of our voting stock may be owned by non-U.S. citizens (although subject to DOT approval, the percent of foreign economic ownership may be as high as 49%). Any of these restrictions could have the effect of delaying or preventing a change in control.

        Furthermore, our employment agreements with our pilots, technicians and dispatchers contain change of control provisions, which could discourage or prevent a change of control. In the event we are sold to or consolidate with another company, we must request that the successor company place these employees on a preferential hiring list. If such employees are not hired by the successor company, they will be entitled to a severance payment of up to one year's salary.

        In addition, all of our currently outstanding options under our 2002 Stock Incentive Plan have a special acceleration feature pursuant to which those options will vest in full in the event we are acquired. The accelerated vesting of our employee stock options may prove to be a deterrent to a potential acquisition of us because the acquiring company may have to implement additional retention programs to assure the continued service of our employees, and the additional dilution which will result from the accelerated vesting of our outstanding employee stock options will likely reduce the amount which would otherwise be payable to our shareholders in an acquisition.

  Our corporate charter and bylaws include provisions limiting voting by non-U.S. citizens.

        To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% of our stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of the members of our board of directors be U.S. citizens. Our amended and restated bylaws provide that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our amended and restated bylaws further provide that no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration. We are currently in compliance with these ownership restrictions.

USE OF PROCEEDS

        We estimate the net proceeds from this offering of common stock to be approximately $107.6 million, or $123.9 million if the underwriters' over-allotment option is exercised in full, assuming an offering price of $42.99 per share, which was the reported last sale price of our common stock on the Nasdaq National Market on July 1, 2003, and after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us.

        We intend to use proceeds from this offering to fund working capital and capital expenditures, including capital expenditures related to the purchase of aircraft and construction of facilities on or near airports. However, we currently do not have a specific plan relating to the expenditure of the proceeds of this offering. Pending the use of such net proceeds, we intend to invest these funds in investment-grade, short-term interest bearing securities.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2003:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the receipt of the estimated net proceeds from the sale of the shares of our common stock in this offering, after deducting the underwriting discounts and commissions and offering expenses payable by us. The as adjusted amounts are based on a common stock per share price of $42.99, which was the reported last sale price of our common stock on the Nasdaq National Market on July 1, 2003.

        The number of shares of common stock to be outstanding after this offering excludes:

  •
  11,403,469 shares of common stock reserved for issuance under our stock option plan, of which 9,348,553 shares were subject to outstanding options at a weighted average exercise price of $12.79 per share as of March 31, 2003; and

  •
  3,920,034 shares of common stock reserved for issuance under our crewmember stock purchase plan as of March 31, 2003.

        You should read this table in conjunction with our consolidated financial statements and the notes to those statements, which are incorporated by reference in this prospectus.

	March 31, 2003
	Actual	As Adjusted for this Offering
	(unaudited, in thousands)
Short-term debt:
Short-term borrowings	$27,379	$27,379
Current maturities of long-term debt	50,226	50,226

Total short-term debt	77,605	77,605

Long-term debt(1)	626,283	626,283
Stockholders' equity:
Preferred stock: $0.01 par value; 25,000,000 shares authorized and no shares issued and outstanding, actual and as adjusted	—	—
Common stock: $0.01 par value; 500,000,000 shares authorized and 63,892,580 shares issued and outstanding, actual; and 66,492,580 shares issued and outstanding, as adjusted	639	665
Additional paid-in capital	408,790	516,405
Retained earnings	33,149	33,149
Unearned compensation	(8,907)	(8,907)
Accumulated other comprehensive loss	(600)	(600)

Total stockholders' equity	433,071	540,712

Total capitalization	$1,136,959	$1,244,600

(1)
Subsequent to March 31, 2003, we issued $68 million in floating rate equipment notes to finance the delivery of two aircraft.

PRICE RANGE OF COMMON STOCK

        Our common stock has traded on the Nasdaq National Market under the symbol "JBLU" since April 12, 2002, the date that our common stock was first offered to the public. The following table sets forth on a per share basis the high and low sales prices for our common stock for the quarters indicated, as adjusted for our December 2002 three-for-two stock split. Prices shown are from the Nasdaq National Market.

	Price Range of Common Stock
	High	Low
2002
Second Quarter (beginning April 12)	$36.77	$24.98
Third Quarter	$32.37	$24.03
Fourth Quarter	$28.33	$19.83
2003
First Quarter	$29.96	$23.15
Second Quarter	$42.81	$27.24

        On July 1, 2003, the reported last sale price for our common stock on the Nasdaq National Market was $42.99 per share. Stockholders should obtain current market quotations before making any decision with respect to an investment in our common stock.

        At June 30, 2003, there were 64,353,368 shares of our common stock outstanding, held by approximately 350 stockholders of record.

DIVIDEND POLICY

        We have not declared or paid any dividends on our common stock since our inception and do not intend to pay any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business.

DESCRIPTION OF CAPITAL STOCK

        The following descriptions of our common stock and preferred stock summarize the material terms and provision of these types of securities. For the complete terms of our common stock and preferred stock, please refer to our amended and restated certificate of incorporation, amended and restated bylaws, amended and restated registration rights agreement and stockholder rights agreement that are incorporated by reference into the registration statement that includes this prospectus or may be incorporated by reference in this prospectus. The terms of these securities may also be affected by the General Corporation Law of the State of Delaware. The summary below is qualified in its entirety by reference to our amended and restated certificate of incorporation, amended and restated bylaws, amended and restated registration rights agreement and stockholder rights agreement.

Authorized Capitalization

        Our capital structure consists of 500,000,000 authorized shares of common stock, par value $.01 per share, and 25,000,000 shares of undesignated preferred stock, par value $.01 per share. As of June 30, 2003, an aggregate of 64,353,368 shares of our common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

        The holders of our common stock are entitled to such dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders, subject to the restrictions described below under the caption "Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws—Limited Voting by Foreign Owners."

        Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock has any preemptive right to subscribe for any shares of capital stock issued in the future.

        Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.

Preferred Stock

        No shares of our preferred stock are currently outstanding. Under our amended and restated certificate of incorporation, our board of directors, without further action by our stockholders, is authorized to issue shares of preferred stock in one or more classes or series. The board may fix or alter the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company. We currently have no plans to issue any shares of preferred stock.

Registration Rights

        We have entered into an amended and restated registration rights agreement with some of the holders of our common stock, including holders of common stock issued upon the conversion of preferred stock immediately following our initial public offering in April 2002, entitling these holders to registration rights with respect to their shares. Any group of holders of at least 60% of the securities with registration rights can require us to register all or part of their shares at any time after October 11, 2002, so long as the thresholds in the amended and restated registration rights agreement are met with respect to the amount of securities to be sold. After we have completed two such registrations we are no longer subject to these demand registration rights. In addition, holders of the securities with registration rights may also require us to include their shares in future registration statements that we file, subject to cutback at the option of the underwriters of such an offering. Subject to our eligibility to do so, holders of at least 60% of registrable securities may also require us, twice in any 12 month period and a total of three times, to register their shares with the Securities and Exchange Commission on Form S-3. Upon any of these registrations, these shares will be freely tradable in the public market without restriction.

        As of July 10, 2003 (which is one year and 90 days after the registration statement for our initial public offering was declared effective), those stockholders party to the amended and restated registration rights agreement who, together with their affiliates, hold less than two percent of our issued and outstanding shares of common stock, will cease to have any registration rights under the agreement with respect to their shares. They may continue, however, to sell their shares pursuant to Rule 144 under the Securities Act of 1933, as amended.

        Any of the terms and provisions of the amended and restated registration rights agreement may be modified, amended or waived pursuant to a written agreement signed by us, the stockholders party to the agreement holding at least 66 2/3% of the common stock held by all such stockholders and our management stockholders party to the agreement holding at least a majority of the common stock held by all such management stockholders, provided that such amendment, modification or waiver does not disproportionately affect any stockholder that is a party to the agreement. Accordingly, on July 2, 2003, we entered into a waiver and amendment to the amended and restated registration rights agreement pursuant to which the requisite stockholders party to the agreement waived their demand registration rights in connection with this offering and agreed that no registration rights otherwise available to holders under the agreement were exercisable with respect to this offering.

        In addition, as described in this prospectus under "Underwriters," those of our directors and executive officers who are parties to the amended and restated registration rights agreement have agreed with Morgan Stanley & Co. Incorporated not to exercise any of their registration rights thereunder for a period of 90 days after the date of this prospectus.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Effect of Delaware Anti-takeover Statute.    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at anytime within a three year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

        Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions.     Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

        Classified Board of Directors.    Our amended and restated certificate of incorporation and amended and restated bylaws provide for our board to be divided into three classes of directors serving staggered, three year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors.

        Supermajority Voting.    Our amended and restated certificate of incorporation requires the approval of the holders of at least 66 2/3% of our combined voting power to effect certain amendments to our amended and restated certificate of incorporation. Our amended and restated bylaws may be amended by either a majority of the board of directors, or the holders of 66 2/3% of our voting stock.

        Authorized but Unissued or Undesignated Capital Stock.    Our authorized capital stock consists of 500,000,000 shares of common stock and 25,000,000 shares of preferred stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the board of directors in one or more transactions. In this regard, our amended and restated certificate of incorporation grants the board of directors' broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of director's authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

        Special Meetings of Stockholders.    Our amended and restated bylaws provide that special meetings of our stockholders may be called only by our board of directors, by our Chairman of the board of directors or by our Chief Executive Officer.

        No Stockholder Action by Written Consent.    Our amended and restated certificate of incorporation and amended and restated bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may only be taken at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the board.

        Notice Procedures.    Our amended and restated bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or amended and restated bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. Generally, to be timely, notice must be received at our principal executive offices not less than 150 days prior to the meeting. The notice must contain certain information specified in the amended and restated bylaws.

        Other Anti-Takeover Provisions.    Our 2002 Stock Incentive Plan, or 2002 Plan, contains provisions which may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals. In the event that we are acquired by a merger, a sale by our stockholders of more than 50% of our outstanding voting stock or a sale of all or substantially all of our assets, each outstanding option under the discretionary option grant program under our 2002 Plan which (i) will not be assumed by the successor corporation or otherwise continued in effect, (ii) will not be replaced with a cash incentive program of a successor corporation of the type described in the 2002 Plan, or (iii) will not otherwise be precluded based on other limitations imposed at the time such option was granted, will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent (a) our repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continue in effect, or (b) accelerated vesting otherwise is precluded by other limitations imposed at the time of grant. However, our compensation committee will have complete discretion to structure any or all of the options under the discretionary option grant program so those options will immediately vest in the event we are acquired, whether or not those options are assumed by the successor corporation or otherwise continued in effect. Alternatively, our compensation committee may condition such accelerated vesting upon the subsequent termination of the optionee's service with us or the acquiring entity. The vesting of outstanding shares or share rights under the stock issuance program may also be accelerated upon similar terms and conditions.

        Our compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will vest in connection with a hostile takeover, whether accomplished through a tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections for board membership. Such accelerated vesting may occur either at the time of such hostile takeover or upon the subsequent termination of the individual's service. The vesting of outstanding shares or share rights under the stock issuance program may also be accelerated upon similar terms and conditions.

        All of the options and unvested shares under our predecessor 1999 Stock Option/Stock Issuance Plan, which were transferred to our 2002 Plan immediately following our initial public offering in April 2002, will immediately vest in the event we are acquired by a merger or a sale of substantially all our assets or more than 50% of our outstanding voting stock.

        In addition, should we be acquired by merger or sale of substantially all of our assets or more than 50% of our outstanding voting securities, then all outstanding purchase rights under our crewmember stock purchase plan will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price in effect for each participant will be equal to 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

        Limitation of Director Liability.    Our amended and restated certificate of incorporation and amended and restated bylaws limit the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Indemnification Arrangements.    Our amended and restated bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

        Limited Voting by Foreign Owners.    To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% or our voting stock be owned by persons who are not U.S. citizens. If non-U.S. citizens at any time own more than 25% of our voting stock, the voting rights of the stock in excess of the 25% shall be automatically suspended. Our amended and restated bylaws provide that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our amended and restated bylaws further provide that no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. We are currently in compliance with these ownership restrictions.

Stockholder Rights Agreement

        On February 11, 2002 our board of directors authorized us to enter into a stockholder rights agreement. The following is a summary of the material terms of this agreement. The statements below are only a summary, and we refer you to the stockholder rights agreement, a copy of which is filed as Exhibit 4.3 to our Annual Report on Form 10-K, filed on February 18, 2003. Each statement is qualified in its entirety by such reference.

        Under the stockholder rights agreement, one stockholder right is attached to each share of common stock. The stockholder rights are transferable only with the common stock until they become exercisable, are redeemed or expire.

        Each right entitles the holder to purchase one one-thousandth of a share of our Series A participating preferred stock at an exercise price of $80.00, which gives effect to an adjustment for our December 2002 three-for-two common stock split, subject to further adjustment. The rights will separate from the common stock upon the earlier of:

  •
  the tenth business day after a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock, such person or group referred to as an "acquiring person," or such later date as determined by our board of directors; and

  •
  the tenth business day after a person or group commences or announces its intent to commence a tender or exchange offer, the consummation of which would result in such person or group becoming an acquiring person.

        The term "acquiring person" expressly excludes Chase New Air Investors (GC), LLC, Quantum Industrial Partner LDC, and the Weston Presidio funds (although the Western Presidio funds are no longer stockholders of our company) and their respective affiliates, unless Chase New Air Investors and the Weston Presidio funds and their respective affiliates beneficially own in the aggregate more than 25% of our outstanding common stock, and in the case of Quantum Industrial Partners LDC, unless Quantum and its affiliates beneficially own in the aggregate more than 30% of our common stock.

        If any person or group becomes an acquiring person, instead of thousandths of shares of preferred stock, each stockholder right, other than any stockholder rights held by the acquiring person or group, will then represent the right to receive upon exercise an amount of common stock having a market value equal to twice the exercise price, subject to certain exceptions.

        If after a person or group becomes an acquiring person, we are acquired in a merger or other business combination or 50% or more of our consolidated assets or earnings power are sold or transferred, each stockholder right will then represent the right to receive upon exercise an amount of common stock of the other party to the merger or other business combination having a value equal to twice the exercise price.

        In addition, at any time after any person or group becomes an acquiring person, but before that person or group becomes the beneficial owner of 50% or more of the outstanding common stock, our board of directors may at its option exchange the stockholder rights, in whole or in part, for common stock at an exchange ratio of one share of common stock per right, subject to adjustment as described in the agreement.

        The exercise price payable, the number of thousandths of shares of preferred stock and the amount of common stock, cash or securities or assets issuable upon exercise of, or exchange for, stockholder rights and the number of outstanding rights are subject to adjustment to prevent dilution if certain events occur.

        Our board of directors may redeem the stockholder rights in whole, but not in part, for one cent ($.01) per right, as adjusted to reflect any preferred stock split, stock dividend or similar transaction, at any time before the earlier of April 1, 2012 and the tenth business day after the first date of public announcement that a person or group have become an acquiring person. Unless earlier redeemed by us, exercised or exchanged, the stockholder rights will expire on April 1, 2012.

        Our transfer agent, EquiServe Trust Company, N.A., is the rights agent under the stockholder rights agreement.

        The stockholder rights will not prevent a takeover of us. However, the rights may render an unsolicited takeover of us more difficult or less likely to occur, even though such takeover may offer stockholders opportunity to sell their shares at a price above the prevailing market and/or may be favored by a majority of the stockholders.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

UNDERWRITERS

        We are offering the shares of our common stock described in this prospectus through Morgan Stanley & Co. Incorporated, Raymond James & Associates, Inc. and Blaylock & Partners, L.P., as underwriters. We have entered into an underwriting agreement dated the date of this prospectus with the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase from us, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Raymond James & Associates, Inc.
Blaylock & Partners, L.P.

Total	2,600,000

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common stock offered by this prospectus if any shares of common stock are taken. However, the underwriters are not required to take or pay for any shares covered by the underwriters' over-allotment option as described below.

        We have granted to the underwriters an option (exercisable for 30 days from the date of this prospectus) to purchase, in the event that the underwriters sell more than 2,600,000 shares of common stock, up to an additional 390,000 shares at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock hereby. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

        The underwriters initially propose to offer part of the common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $    per share under the public offering price. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the option of the underwriters to purchase up to an additional 390,000 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to JetBlue	$	$	$

        We estimate that the expenses of this offering, not including underwriting discounts and commissions, will be approximately $500,000 and will be payable by us.

        We, our directors and executive officers, and Quantum Industrial Partners LDC and SFM Domestic Investments LDC (two of our shareholders beneficially owning more than five percent of our outstanding common stock), have agreed, without the prior written consent of Morgan Stanley & Co. Incorporated, not to, during the period ending 90 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

        The restrictions described in the preceding paragraph do not apply to:

  •
  the sale of any shares of common stock to the underwriters pursuant to the underwriting agreement;

  •
  the issuance of our common stock upon the exercise of options, warrants or other rights exercisable for or the conversion of securities convertible into our common stock outstanding as of the date of this prospectus of which Morgan Stanley & Co. Incorporated has been advised in writing;

  •
  the issuance by us of additional options and common stock under our existing stock option plan, and purchase plan;

  •
  transactions by any person, other than us, relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the common stock;

  •
  transfers to immediate family members or to a trust of which the transferor or the transferee family member is a beneficiary; transfers as a bona fide gift; or distributions or transfers to partners, members or controlled affiliates of the transferor; provided that the transferee, donee or distributee agrees to be bound by such restrictions;

  •
  the sale of any shares of common stock pursuant to any securities trading program designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as such program is in effect on the date of this prospectus; and

  •
  transfers effected by the holder or the holder's personal representatives in the event that the holder dies or becomes permanently disabled.

        Our common stock is quoted on the Nasdaq National Market under the symbol "JBLU."

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when purchase limits are exceeded.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters and their affiliates have provided and may provide financial advisory and investment banking services to certain former and existing stockholders and us, for which they receive customary fees.

LEGAL MATTERS

        The validity of the common stock offered will be passed upon for us by Nixon Peabody LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

        The consolidated financial statements and schedule of JetBlue Airways Corporation at December 31, 2002 and 2001, and for each of the two years in the period ended December 31, 2002, appearing in JetBlue Airways Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, and for the year ended December 31, 2000 by KPMG LLP, independent certified public accountants, as set forth in their respective reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any statement contained or incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated by reference herein, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed on February 18, 2003;

  •
  our Definitive Proxy Statement on Schedule 14A, filed on April 14, 2003;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed on April 30, 2003;

  •
  our Current Report on Form 8-K, filed on June 10, 2003; and

  •
  our Current Report on Form 8-K, filed on June 30, 2003.

        All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before all of the common stock offered by this prospectus is sold are incorporated by reference in this prospectus from the date of filing of the documents, except for information furnished under Item 9 of Form 8-K, which is not deemed filed and not incorporated by reference herein. Information that we file with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

        You may obtain any of these incorporated documents from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference in such document, by requesting them from us in writing or by telephone at the following address:

JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, New York 11375
Attention: Legal Department
(718) 709-3026

        Documents may also be available on our website at www.jetblue.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

CHANGE IN INDEPENDENT ACCOUNTANTS

        On December 7, 2001, we dismissed KPMG LLP as our independent accountants. The report of KPMG LLP on our financial statements for 2000 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. There have been no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG LLP would have caused them to make reference thereto in their report on the financial statements for such years. The decision to change firms was approved by the audit committee of our board of directors. We engaged Ernst & Young LLP as our new independent accountants as of December 7, 2001. We have provided KPMG LLP with a copy of this disclosure.

        A copy of the letter, dated February 12, 2002, addressed to the commission stating whether or not KPMG LLP agreed with the above statements, was filed as Exhibit 16.1 to our registration statement on Form S-1, as amended (Registration No. 333-82576) filed on February 12, 2002.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee	$12,603
NASD filing fee	$15,000
Nasdaq listing fee	$22,500
Printing and engraving expenses	$100,000
Legal fees and expenses	$200,000
Accounting fees and expenses	$75,000
Transfer agent and registrar fees	$15,000
Miscellaneous fees and expenses	$59,897

Total	$500,000

Item 15. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Article VIII, Section 6, of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Company or its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.20 to its Registration Statement on Form S-1, filed on February 12, 2002. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant maintains directors and officers liability insurance. Reference is made to Section 7 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

Item 16. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

        The following exhibits are filed herewith or incorporated by reference.

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement.(1)
4.1	Specimen Stock Certificate.(2)
4.2	Amended and Restated Registration Rights Agreement, dated as of August 10, 2000, by and among JetBlue Airways Corporation and the Stockholders named therein.(2)
4.3
Amendment No. 1, dated as of July 2, 2003, to Amended and Restated Registrations Rights Agreement, dated as of August 10, 2000, by and among JetBlue Airways Corporation and the Stockholders named therein.(1)
4.4	Stockholder Rights Agreement.(3)
4.5	Summary of Stockholder Rights Agreement.(2)
5.1	Opinion of Nixon Peabody LLP.(1)
23.1	Consent of Nixon Peabody LLP (included in Exhibit 5.1).(1)
23.2	Consent of KPMG LLP.
23.3	Consent of Ernst & Young LLP.
24.1	Powers of Attorney (included on the signature page).

(1)
To be filed by amendment or as an exhibit to a Current Report on Form 8-K pursuant to Regulation S-K, Item 601(b).

(2)
Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Registration Statement on Form S-1, filed on February 12, 2002, as amended March 19, 2002, April 1, 2002 and April 10, 2002, File No. 333-82576.

(3)
Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Annual Report on Form 10-K, filed on February 18, 2003.

Item 17. Undertakings.

(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)    The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 2, 2003.

JETBLUE AIRWAYS CORPORATION
By:	/s/ JOHN OWEN John Owen Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John Owen and Holly Nelson, and each or either of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and any and all amendments (including post-effective amendments) to this registration statement and to any registration statement filed pursuant to Rule 462(b), and to file same, with all exhibits thereto and, other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ DAVID NEELEMAN David Neeleman	Chief Executive Officer and Director (Principal Executive Officer)	July 2, 2003
/s/ JOHN OWEN John Owen	Chief Financial Officer (Principal Financial Officer)	July 2, 2003
/s/ HOLLY NELSON Holly Nelson	Vice President and Controller (Principal Accounting Officer)	July 2, 2003
/s/ DAVID BARGER David Barger	Director	July 2, 2003

S-1

David Checketts	Director	July , 2003
Kim Clark	Director	July , 2003
Joy Covey	Director	July , 2003
Michael Lazarus	Director	July , 2003
/s/ NEAL MOSZKOWSKI Neal Moszkowski	Director	July 3, 2003
/s/ THOMAS PATTERSON Thomas Patterson	Director	July 2, 2003
Joel Peterson	Director	July , 2003
/s/ ANN RHOADES Ann Rhoades	Director	July 2, 2003
/s/ FRANK SICA Frank Sica	Director	July 3, 2003

S-2

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement. (1)
4.1	Specimen Stock Certificate. (2)
4.2	Amended and Restated Registration Rights Agreement, dated as of August 10, 2000, by and among JetBlue Airways Corporation and the Stockholders named therein. (2)
4.3
Amendment No. 1, dated as of July 2, 2003, to Amended and Restated Registrations Rights Agreement, dated as of August 10, 2000, by and among JetBlue Airways Corporation and the Stockholders named therein. (1)
4.4	Stockholder Rights Agreement. (3)
4.5	Summary of Stockholder Rights Agreement. (2)
5.1	Opinion of Nixon Peabody LLP. (1)
23.1	Consent of Nixon Peabody LLP (included in Exhibit 5.1). (1)
23.2	Consent of KPMG LLP.
23.3	Consent of Ernst & Young LLP.
24.1	Powers of Attorney (included on the signature page).

(1)
To be filed by amendment or as an exhibit to a Current Report on Form 8-K pursuant to Regulation S-K, Item 601(b).

(2)
Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Registration Statement on Form S-1, filed on February 12, 2002, as amended March 19, 2002, April 1, 2002 and April 10, 2002, File No. 333-82576.

(3)
Previously filed with the SEC as an exhibit to and incorporated herein by reference from our Annual Report on Form 10-K, filed on February 18, 2003.

QuickLinks

CALCULATION OF REGISTRATION FEE
TABLE OF CONTENTS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
JETBLUE AIRWAYS
THE OFFERING
SUMMARY FINANCIAL AND OPERATING DATA
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
DESCRIPTION OF CAPITAL STOCK
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
CHANGE IN INDEPENDENT ACCOUNTANTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX